Exhibit 1 [Form 6K – Dec 2, 2004]

LUCKY 1 ENTERPRISES INC.

6th Floor, 1199 West Hastings Street

Vancouver, BC, Canada   V6E 3T5

Tel: (604) 681-1519

Fax: (604) 681-9428

Email: Info@lucky1.net  website: www.lucky1.net

NOTICE OF SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Special General Meeting (the "Meeting") of shareholders of Lucky 1 Enterprises Inc. (the "Company") will be held at 600 - 1199 West Hastings Street, Vancouver, BC V6E 3T5, on Monday, January 10, 2005 at the hour of 10:00 a.m., Vancouver time, for the following purposes:

1.

To pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the Pre-Existing Company Provisions in the Notice of Articles of the Company are hereby deleted;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

2.

To pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the number of shares of the Company authorized to be issued be increased to an unlimited number of Common Shares and Preferred Shares, in each case without nominal or par value;

(b)

the Company's Notice of Articles be altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

3.

To pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the existing Articles of the Company filed with the Registrar of Companies be altered by deleting all of the provisions for the existing Articles of the Company and the New Articles be adopted in substitution therefore and that the Articles and the Notice of Articles be altered accordingly;

(b)

any director or officer of the Company is authorized to execute and file such documents and take such further action, including any filings with the Registrar of Companies (British Columbia), that may be necessary to effect the amendment; and

(c)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

4.

To pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

all of the issued and fully paid common shares without par value of the Company be consolidated, every 35 (thirty-five) of such common shares before consolidation being consolidated into 1 (one) common share;

(b)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the shareholders; and

(c)

this special resolution shall take effect immediately on the date and time the New Articles are deposited for filing in the Company's records office."

5.

To pass the following special resolution:

"RESOLVED, as a special resolution, that:

(a)

the name of the Company be changed from Lucky 1 Enterprises Inc. to Bronx Ventures Inc.;

(b)

the Company's Notice of Articles is altered accordingly;

(c)

any director or officer of the Company is authorized to execute and file a Notice of Alteration of the Notice of Articles with the Registrar of Companies (British Columbia) along with all other documents and to take such further actions that may be necessary to effect the amendment; and

(d)

the board of directors of the Company is hereby authorized, at any time in its sole discretion, to determine whether or not to proceed with this resolution without further approval, ratification or confirmation by the Shareholders."

6.

To consider any permitted amendment to or variation of any matter identified in this Notice.

7.

To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors of the Company has fixed the Record Date for the Meeting at November 29, 2004.  Only shareholders of record as of that date are entitled to receive notice of, and to vote at, the Meeting.  A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it in accordance with the instructions set out in the form of proxy and in the accompanying Information Circular.

DATED at Vancouver, B.C., this 29th day of November, 2004.

BY ORDER OF THE BOARD

“Bedo H. Kalpakian”

Bedo H. Kalpakian,
President, Chief Executive Officer and Director